Exhibit 23(c)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement 333-132660 on Form S-3 of our reports dated March 9, 2006, relating to the financial statements and financial statement schedule of Entergy Louisiana, LLC, (which reports express unqualified opinions and include an explanatory paragraph regarding the change in 2003 in the method of accounting for asset retirement obligations) and management's report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Entergy Louisiana, LLC for the year ended December 31, 2005 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

New Orleans, Louisiana
July 24, 2006